[KEEFE, BRUYETTE & WOODS, INC. LETTERHEAD]

February 10, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Five Oaks Investment Corp.

Registration Statement on Form S-11

File No. 333-193496

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 3,450,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m. EST on February 12, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus through the time of effectiveness:

Preliminary Prospectus:

3,500 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.
RBC CAPITAL MARKETS, LLC
As Representatives of the several Underwriters

BY: KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Victor A. Sack
Victor A. Sack
Managing Director

BY: RBC CAPITAL MARKETS, LLC

By:	/s/ Dominic Capolongo
Dominic Capolongo
Managing Director